Via Facsimile and U.S. Mail
Mail Stop 6010

May 12, 2009

Saumen Chakraborty
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

>   **Re: Dr. Reddy's Laboratories Limited**
>   **Form 20-F for the Year Ended March 31, 2008**
>   **File No. 001-15182**

Dear Mr. Chakraborty:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief